UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

eCRYPT TECHNOLOGIES, INC.

_____________________________________________________

(Name of Issuer)

Common Stock, without par value

_____________________________________________________

(Title of Class of Securities)

279238 10 9

_________________________________________

(CUSIP Number)

Strato Malamas

4750 Table Mesa Drive

Boulder, Colorado 80305

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 9, 2009

_____________________________________________________

(Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 279238 10 9

1. Names of Reporting Persons: Global Capital Partners, LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions): WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization: Nevada
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power: 396,800,000(1)(2)
8. Shared Voting Power: none
9. Sole Dispositive Power: 396,800,000 (1)(2)
10. Shared Dispositive Power: none
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 396,800,000 (1)(2)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11): 74.8%(3)
14. Type of Reporting Person (See Instructions):PN

(1)

Includes 16,000,000 shares of common stock owned by Global Capital Partners, LLC.

(2)

On July 2, 2007, Global Capital Partners, LLC entered into a Convertible Debenture with the eCrypt Technologies, Inc. (the “Convertible Debenture”).  The Convertible Debenture was subsequently amended on September 9, 2009.  Pursuant to the terms of the Convertible Debenture, Global Capital Partners, LLC loaned eCrypt Technologies, Inc. $23,800.  The Convertible Debenture is due on demand and is convertible into shares of common stock of eCrypt Technologies, Inc. As a result of two separate 4-for-1 forward stock splits completed by eCrypt Technologies, Inc. the principle amount of the Convertible Debenture is convertible into shares of common stock at a conversion price of $.0000625 per share; the conversion price is subject to adjustment for any recapitalizations of eCrypt Technologies, Inc.’s common stock.  The figure set forth in the table includes 380,800,000 shares of common stock that Global Capital Partners, LLC currently has the option of converting the outstanding principal balance of the Convertible Debenture into.

(3)

This figure represents Global Capital Partners LLC’s ownership interest in eCrypt Technologies, Inc. with the inclusion of the shares of common stock that Global Capital Partners, LLC would own if it exercised 100% of its conversion rights under the Convertible Debenture.  The figure is based on 133,518,216 shares of common stock issued and outstanding as of February 1, 2010.

CUSIP No. 279238 10 9

1. Names of Reporting Person: Strato Malamas
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions): WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization: Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power: 396,803,960(1)(2)(3)
8. Shared Voting Power: none
9. Sole Dispositive Power: 396,803,960 (1)(2)(3)
10. Shared Dispositive Power: none
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 401,603,960(1)(2)(3)(4)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11): 75.04%(5)
14. Type of Reporting Person (See Instructions):IN

(1)

The figure in the chart includes 16,000,000 shares of common stock owned by Global Capital Partners, LLC, of which Strato Malamas may be deemed the beneficial owner.  Mr. Malamas owns 100% of Global Capital Partners, LLC.  As such Mr. Malamas is in a position to determine the investment and voting decisions of Global Capital Partners, LLC.  Mr. Malamas may be deemed to be the indirectly beneficially own the shares of common stock of the Issuer owned by Global Capital Partners, LLC.

(2)

On July 2, 2007, Global Capital Partners, LLC entered into a Convertible Debenture with the eCrypt Technologies, Inc. (the “Convertible Debenture”).  The Convertible Debenture was subsequently amended on September 9, 2009.  Pursuant to the terms of the Convertible Debenture, Global Capital Partners, LLC loaned eCrypt Technologies, Inc. $23,800.  The Convertible Debenture is due on demand and is convertible into shares of common stock of eCrypt Technologies, Inc. As a result of two separate 4-for-1 forward stock splits completed by eCrypt Technologies, Inc. the principle amount of the Convertible Debenture is convertible into shares of common stock at a conversion price of $.0000625 per share; the conversion price is subject to adjustment for any recapitalizations of eCrypt Technologies, Inc.’s common stock.  The figure set forth in the table includes 380,800,000 shares of common stock that Global Capital Partners, LLC currently has the option of converting the outstanding principal balance of the Convertible Debenture into, of which Strato Malamas may be deemed the beneficial owner.

 (3)  The figure in the chart includes 3,960 shares of common stock of the Issuer owned by Coast Mountain Aviation, Inc., of which Strato Malamas may be deemed the beneficial owner.  Mr. Malamas owns 100% of Coast Mountain Aviation, Inc.  As such Mr. Malamas is in a position to determine the investment and voting decisions of Coast Mountain Aviation, Inc. Mr. Malamas may be deemed to be the indirectly beneficially own the shares of common stock of the Issuer owned by Coast Mountain Aviation Inc.

(4)

Includes 4,800,000 shares of common stock owned by Strato Malamas’ daughter, Nicole Malamas, of which Strato Malamas may be deemed the beneficial owner.  Strato Malamas declares that the filing of the foregoing statement shall not be construed as an admission that Mr. Malamas is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of the common stock owned by Nicole Malamas.

(5)

This figure represents Strato Malamas’ ownership interest in eCrypt Technologies, Inc. with the inclusion of the shares of common stock that Global Capital Partners, LLC would own if it exercised 100% of its conversion rights under the Convertible Debenture.  The figure is based on 133,518,216 shares of common stock issued and outstanding as of February 1, 2010.

ITEM 1.

SECURITY AND ISSUER.

This Schedule 13D (the “Schedule”) relates to the common stock, without par value, (the "Common Stock") of eCrypt Technologies, Inc. (the “Issuer”), a Colorado corporation, whose principal executive office is located at 4750 Table Mesa Drive, Boulder, Colorado 80305.

ITEM 2.

IDENTITY AND BACKGROUND.

The reporting persons filing this Schedule are: i) Global Capital Partners, LLC; and i) Strato Malamas.  Global Capital Partners, LLC’s principal office address is P.O. Box 6560, Pahrump, Nevada 89041.  Mr. Malamas’ principal office address is 4750 Table Mesa Drive, Boulder, Colorado 80305. (both Mr. Malamas and Global Capital Partners, LLC are sometimes collectively referred to herein as the “Reporting Persons”).  Mr. Malamas owns 100% of Global Capital Partners, LLC.  As such Mr. Malamas is in a position to determine the investment and voting decisions of Global Capital Partners, LLC.  Mr. Malamas may be deemed to be the indirectly beneficially own the shares of common stock of the Issuer owned by Global Capital Partners, LLC.

During the last five years, the Reporting Persons have not been convicted in any criminal proceeding.  During the last five years the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

 On November 1, 2007, prior to the Issuer becoming a publicly reporting company with the Securities and Exchange Commission, Global Capital Partners, LLC acquired 4,000,000 shares of the Issuer’s common stock, which has subsequently increased to 16,000,000 shares of common stock as a result of forward stock splits conducted by the Issuer.  Global Capital Partners, LLC acquired its shares of common stock in the Issuer at a purchase price of $.001 per share.  The consideration used by Global Capital Partners, LLC for the acquisition of its shares was working capital of Global Capital Partners, LLC.  Mr. Malamas is the principal of Global Capital Partners, LLC, and may be deemed the beneficial owner of the securities owned by Global Capital Partners, LLC.

Additionally, subsequent to the date of the event requiring the filing of this Schedule, Coast Mountain Aviation, Inc. acquired at total of 3,960 shares of common stock in the Issuer.  Coast Mountain Aviation, Inc. acquired 2,000 shares of the Issuer’s common stock in an open market transaction on December 11, 2009 at a price of $.80 per share and acquired 1,960 shares of the Issuer’s common stock in an open market transaction at a price of $.902 per share. Strato Malamas is the principal of Coast Mountain Aviation, Inc. and may be deemed the beneficial owner of the shares of common stock owned by Coast Mountain Aviation, Inc. Mr. Malamas owns 100% of Coast Mountain Aviation, Inc.  As such Mr. Malamas is in a position to determine the investment and voting decisions of Coast Mountain Aviation, Inc.  Mr. Malamas may be deemed to be the indirectly beneficially own the shares of common stock of the Issuer owned by Coast Mountain Aviation, Inc.

ITEM 4.

PURPOSE OF TRANSACTION.

               The securities of the Issuer were acquired by the Reporting Persons for investment purposes only.  The Reporting Persons may acquire additional shares of common stock of the Issuer in the future. Except as set forth in this Schedule, the Reporting Persons do not have any other present plans or proposals with respect to the Issuer or the securities of the Issuer that relate to or would result in any of the actions required to be described in Items 4(a) through (j) of Schedule 13D.  However, the Reporting Persons may, from time to time, review or reconsider his position with respect to the Issuer and may formulate plans or proposals with respect to any of such matters.

ITEM 5.

INTEREST IN SECURITIES OF THE ISSUER.

(a)

Global Capital Partners, LLC - As of the close of the business day on February 10, 2010, Global Capital Partners, LLC may be deemed to beneficially own 396,800,000 shares of the Issuer’s common stock, representing approximately 74.8% of the Issuer's outstanding shares of common stock.  This figure represents Global Capital LLC’s ownership interest in eCrypt Technologies, Inc. with the inclusion of 380,800,000 shares of common stock that Global Capital Partners, LLC would own if it exercised 100% of its conversion rights under the Convertible Debenture.  The figure is based on 133,518,216 shares of common stock issued and outstanding as of February 1, 2010.

 Strato Malamas - As of the close of the business day on February 10, 2010, Strato Malamas may be deemed to beneficially own 401,603,960 shares of the Issuer’s common stock, representing approximately 75.04% of the Issuer's outstanding shares of common stock.  As disclosed in the footnotes on page 3 of this Schedule, this figure includes: i) 16,000,000 shares of common stock owned by Global Capital Partners, LLC; ii) 380,800,000 shares of common stock that Global Capital Partners, LLC would own if it exercised 100% of its conversion rights under the Convertible Debenture; ii) 3,960 shares of common stock owned by Coast Mountain Aviation, Inc.; and iii) 4,800,000 shares of common stock owned by Strato Malamas’ daughter, Nicole Malamas, of which Strato Malamas may be deemed the beneficial owner.  Strato Malamas declares that the filing of the foregoing statement shall not be construed as an admission that Mr. Malamas is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of the common stock owned by Nicole Malamas.

(b)

Global Capital Partners, LLC has the sole right to vote and dispose of 16,000,000 shares of common stock owned by Global Capital Partners, LLC. (this figure does not include the shares of common stock that Global Capital Partners, LLC would own if it exercised 100% of its conversion rights under the Convertible Debenture). Strato Malamas has the sole right to vote and dispose of 16,003,960 shares of common stock indirectly owned by Strato Malamas. (this figure does not include the shares of common stock that Strato Malamas would own if Global Capital Partners, LLC exercised 100% of its conversion rights under the Convertible Debenture).

(c)

As disclosed in Item 3, subsequent to the date of the event requiring the filing of this Schedule, Coast Mountain Aviation, Inc. acquired a total of 3,960 shares of common stock in the Issuer.  Coast Mountain Aviation, Inc. acquired 2,000 shares of the Issuer’s common stock in an open market transaction on December 11, 2009 at a price of $.80 per share, and acquired 1,960 shares of the Issuer’s common stock in an open market transaction at a price of $.902 per share. Strato Malamas is the principal of Coast Mountain Aviation, Inc. and may be deemed the beneficial owner of the shares of common stock owned by Coast Mountain Aviation, Inc.

(d)

Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock indirectly owned by the Reporting Persons.

(e)

Not Applicable

ITEM 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On July 2, 2007, Global Capital Partners, LLC entered into a Convertible Debenture with the Issuer; the Convertible Debenture was subsequently amended on September 9, 2009.  Pursuant to the terms of the Convertible Debenture, Global Capital Partners, LLC loaned the Issuer $23,800. The Convertible Debenture is due on demand and is convertible into shares of common stock of the Issuer.  As a result of two separate 4-for-1 forward stock splits completed by eCrypt Technologies, Inc. the principle amount of the Convertible Debenture is convertible into shares of common stock at a conversion price of $.0000625 per share; the conversion price is subject to adjustment for any recapitalizations of eCrypt Technologies, Inc.’s common stock. Other than as disclosed herein, to the best of the Reporting Persons’ knowledge there are no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over the securities of the Issuer.

ITEM 7.

MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Global Capital Partners, LLC

/s/ Strato Malamas, Managing Member

    Date: February 16, 2010

Strato Malamas

/s/ Strato Malamas

    Date: February 16, 2010